Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220
720-341-8235

December 2, 2009

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:       Mountain Renewables, Inc.
Registration Statement on Form S-1
File No 333-159577

Dear Ms. Long:

We are submitting herewith the Third Amendment to Form S-1 filed previously. We have incorporated changes in the document per the Commission’s letter dated November 13, 2009.

This letter makes reference to each comment of the Commission and details the changes we have made.

1. We have expanded page 4, Prospectus Summary, to include our plan to sustain operations over the next year. We discuss applications of cash on hand to sustain all key operations and pay core expenses; in the event additional cash is required, supplemental  cash will be loaned by affiliates or raised from additional investors to sustain all activities outlined on pages19-22, Business.

2. On pages 5-14, Risks, we have converted the referenced capitalized text to regular text to improve readability.

3. On pages 15- 18, Company Description and Overview, we have provided additional sales projections and data concerning our past sales

4. We have enhanced our disclosures found on pages 15-18, Company Description and Overview, to include detail which will allow investors to better understand our business.

5. On page 20, we have deleted statements in connection with our future supply of mounting components.

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
December 2, 2009

6. On pages 19-22 and elsewhere we have reworded the document to more clearly state that  we purchase and resell refurbished collectors only, and that we do not directly engage in collector refurbishment.

7.  On page 22, Environmental Regulations, and elsewhere, we have reworded our disclosure to state that environmental regulations do not effect or present business involving purchase, transport, storage and resale of refurbished solar collectors or fabricated steel mounting components.

8. On page 25, Certain Relationships and Related Transactions, we have deleted the entire first paragraph which was inconsistent with disclosures found elsewhere.

9. On page 25, Certain Relationships and Related Transactions, we have corrected the two typographical errors.  The words “Rosewind” and “Rosewind’s” have  been replaced with the words “We” and “our.”

10. On page 24, Summary Compensation Table, we have amended the referenced sentence by removing the words “ Ambermax IV” and the words” or Ambermax IV.”

We have added appropriate disclosures on page 7, Risks, page 23 Director and Officer Compensation, and page 25, Certain Relationships and Related Transactions and throughout the document to disclose that Mr. Giannotti was a nominal shareholder of Ambermax IV so Mr. Giannotti did not act at arms length in our later transactions with Ambermax IV.

Similarly, we have added appropriate disclosures on pages 17, 25 and elsewhere in the document in connection with Mr. Giannotti’s “less than arms length” transaction for the purchase of our refurbished collectors later conducted with Mr. Wiegand, who was previously an officer and director of Ambermax IV.

On pages 7 and 8, Risks and elsewhere in the document on pages 16 and 20 we provide additional disclosure regarding the role played by Mr. Wiegand in the Ambermax transaction and with regard to Mr. Wiegand’s subsequent role as our “less than arms length” supplier of our refurbished collectors and mounting components.

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
December 2, 2009

11. On page 27 , Plan of Distribution, we revised our discussion with respect to Rule 144 to point out that Rule 144 exemptions are not available to our shareholders.

12. On page  29, Selling Shareholders, we have corrected two typographical errors. The words “Rosewind”and “Rosewind’s” have been  replaced with the words “We.”and “our.”

13. On page I-4 we have added the signature of Mr. Giannotti in his role as “ Sole Director.”

14. We have included a currently dated legality opinion as Exhibit 5.1.

We believe the document is much improved and await the Commission’s response.

Sincerely,

MOUNTAIN RENEWABLES, INC.

/s/ Richard Giannotti
Richard Giannotti, President